Mail Stop 3561

February 12, 2008

By Facsimile and U.S. Mail

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re:** **Wal-Mart Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 27, 2007**
> **File No. 1-6991**

Dear Mr. Scott:

    We have reviewed your response dated January 15, 2008 to our comment letter dated December 20, 2007 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment four in our letter dated December 20, 2007. In Exhibit Two we observe a condensed statement of income and P&L summary characterized as "Wal-Mart Operations-Total Box". Please tell us what is included in this description and how this differs from the Wal-Mart Stores reportable segment disclosed in your filing.

2. We refer you to the Executive Financial Summary provided in Exhibit Two distributed to your CODM. We note the P&L Summary by Format which shows sales and expenses by store format on a month-to-date basis. It appears these results are used in assessing performance of the store formats and making decisions about resources to be allocated by your CODM. In this regard please explain in more detail how your CODM reviews only the operating results of the Wal-Mart Stores reporting segment. Further, please explain how you were able to

conclude the store formats were not operating segments based on paragraph 10 of SFAS No. 131.

3. Page seven of Exhibit Two showing a monthly divisional analysis provides amounts and percentages by five individuals. Please tell us the nature and composition of each of these divisions.

4. Please refer to page 12 of Exhibit Two showing a condensed income statement for professional services. Please tell us what consideration was given to reflecting professional services as a separate operating segment and how you concluded it did not meet the separate segment criteria set forth in SFAS No. 131.

5. We note pages three and eight of Exhibit 12 present various financial metrics and measures of profitability on a separate basis for Supercenters, Wal-Mart Stores, Neighborhood Markets and Sam's Club. Please tell us your consideration of the results of these measures in consideration of the similar economic characteristics criteria in paragraph 17 of SFAS No. 131.

6. We refer you to Exhibit Four, Profitability Analysis for Wal-Mart Stores Division. Please tell us which store brands or product categories Divisions 1 and 18 each represents.

7. In addition, please tell us what base stores represent as referenced in the profitability analysis by state and base store.

8. Please explain the difference between the profitability analysis by state and base store and the analysis by state and total box as well as the profit analysis by Hypermarket and Supercenters.

9. We note you disclose percentage sales by product category in the Business section of Form 10-K and within certain of the exhibits provided. Please revise your financial statement note disclosures in future filings to provide the dollar amount of sales by product category pursuant to paragraph 37 of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief